UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF OCTOBER 2006

METHANEX CORPORATION

(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82                    .

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: October 26, 2006	By:	/s/ RANDY MILNER
		Name:	Randy Milner
		Title:	Senior Vice President, General Counsel & Corporate Secretary

NEWS RELEASE

Methanex Corporation 1800 — 200 Burrard St. Vancouver, BC Canada V6C 3M1 Investor Relations: (604) 661-2600 http://www.methanex.com
For immediate release
METHANEX ACHIEVES ANOTHER QUARTER OF EXCELLENT EARNINGS
October 25, 2006
For the third quarter of 2006, Methanex recorded net income of US$113.2 million (diluted net income per share of US$1.05) and Adjusted EBITDA1 of US$201.3 million. This compares with net income of US$82.1 million (diluted net income per share of US$0.75) and Adjusted EBITDA1 of US$153.0 million for the second quarter of 2006.
Bruce Aitken, President and CEO of Methanex commented, “Continued strong demand and a large number of competitor outages caused an unprecedented shortage of methanol supply in the third quarter that drove spot methanol prices to record highs. We believe that planned and unplanned production outages across the industry in the third quarter caused the loss of more than one million tonnes of methanol supply. As a result, methanol contract prices escalated by approximately US$100 per tonne in the United States and Asia in September and increased further in all regions early in the fourth quarter. Our average realized price for the third quarter was US$305 per tonne compared with US$279 per tonne for the second quarter of 2006.”
The Methanex European posted contract price has been set for the fourth quarter of 2006 at 400 Euros per tonne (US$511 per tonne at time of settlement), an increase of 150 Euros over the third quarter price. Our non-discounted posted contract prices for the United States and Asia for October are US$599 per tonne and US$550 per tonne, respectively. This represents an average increase to posted prices across the global regions of approximately US$235 per tonne from July to October.
Mr. Aitken added, “Despite these very significant price increases, methanol demand remains strong. Global methanol inventories are at very low levels and an extended period of high operating rates is required to balance supply and demand.”
Mr. Aitken concluded, “Our cash generation was very strong this quarter. With US$265 million cash on hand at the end of the third quarter, a strong balance sheet and a US$250 million undrawn credit facility, we are well positioned to meet our financial requirements related to a potential methanol project in Egypt, complete our capital maintenance spending program, pursue new opportunities to enhance our leadership position in the methanol industry, investigate opportunities related to new methanol demand for energy applications and continue to deliver on our commitment to return excess cash to shareholders.”
A conference call is scheduled for Thursday, October 26, 2006 at 11:00 am EDT (8:00 am PDT) to review these third quarter results. To access the call, dial the Telus Conferencing operator ten minutes prior to the start of the call at (416) 883-0139, or toll free at (888) 458-1598. The passcode for the call is 75577. A playback version of the conference call will be available for fourteen days at (877) 653-0545. The reservation number for the playback version is 302062. There will be a simultaneous audio-only webcast of the conference call, which can be accessed from our website at www.methanex.com. In addition, an audio recording of the conference call can be downloaded from our website for three weeks after the call.
Methanex is a Vancouver based, publicly-traded company engaged in the worldwide production and marketing of methanol. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX” and on the Nasdaq Global Market in the United States under the trading symbol “MEOH.”
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FORWARD-LOOKING STATEMENTS
Information contained in this press release and the attached Third Quarter 2006 Management’s Discussion and Analysis contains forward-looking statements. Certain material factors or assumptions were applied in drawing the conclusions or making the forecasts or projections that are included in these forward-looking statements. Methanex believes that it has a reasonable basis for making such forward-looking statements. However, forward-looking statements, by their nature, involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. The risks and uncertainties include those attendant with producing and marketing methanol and successfully carrying out major capital expenditure projects in various jurisdictions, the ability to successfully carry out corporate initiatives and strategies, conditions in the methanol and other industries including the supply and demand balance for methanol, actions of competitors and suppliers, changes in laws or regulations in foreign jurisdictions, world-wide economic conditions and other risks described in our 2005 Management’s Discussion & Analysis and the attached Third Quarter 2006 Management’s Discussion and Analysis. Undue reliance should not be placed on forward-looking statements. They are not a substitute for the exercise of one’s own due diligence and judgment. The outcomes anticipated in forward-looking statements may not occur and we do not undertake to update forward-looking statements. These materials also contain certain non-GAAP financial measures. Non-GAAP financial measures do not have any standardized meaning and therefore are unlikely to be comparable to similar measures used by other companies. For more information regarding these non-GAAP measures, please see our 2005 Management’s Discussion & Analysis and the attached Third Quarter 2006 Management’s Discussion and Analysis.

[1]	These items are non-GAAP measures that do not have any standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP) and therefore are unlikely to be comparable to similar measures presented by other companies. Refer to Supplemental Non-GAAP Measures in the attached Third Quarter 2006 Management’s Discussion and Analysis for a description of each Supplemental Non-GAAP Measure and a reconciliation to the most comparable GAAP measure.
For further information, contact:
Wendy Bach
Director, Investor Relations
Tel: 604.661.2600
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3
Interim Report
For the
Nine Months Ended
September 30, 2006
At October 24, 2006 the Company had 106,751,142 common shares issued and outstanding and stock options exercisable for 730,700 additional common shares.
Share Information
Methanex Corporation’s common shares are listed for trading on the Toronto Stock Exchange under the symbol MX and on the Nasdaq Global Market under the symbol MEOH.
Transfer Agents & Registrars
CIBC Mellon Trust Company
320 Bay Street
Toronto, Ontario, Canada M5H 4A6
Toll free in North America:
1-800-387-0825
Investor Information
All financial reports, news releases and corporate information can be accessed on our website at www.methanex.com.
Contact Information
Methanex Investor Relations
1800 — 200 Burrard Street
Vancouver, BC Canada V6C 3M1
E-mail: invest@methanex.com
Methanex Toll-Free: 1-800-661-8851
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS
Except where otherwise noted, all currency amounts are stated in United States dollars.
This third quarter 2006 Management’s Discussion and Analysis should be read in conjunction with the 2005 Annual Consolidated Financial Statements and the Management’s Discussion and Analysis included in the Methanex 2005 Annual Report. The Methanex 2005 Annual Report and additional information relating to Methanex is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

	Three Months Ended			Nine Months Ended
	Sep 30	Jun 30	Sep 30	Sep 30	Sep 30
($ millions, except where noted)	2006	2006	2005	2006	2005

Sales volumes (thousands of tonnes)
Company produced
Chile and Trinidad	1,419	1,241	947	3,914	3,203
New Zealand and Kitimat	59	110	183	236	634

	1,478	1,351	1,130	4,150	3,837
Purchased methanol	222	294	325	813	890
Commission sales [1]	176	133	75	450	378

Total sales volumes	1,876	1,778	1,530	5,413	5,105
Average realized price ($ per tonne) [2]	305	279	240	289	253
Methanex average non-discounted posted price ($ per tonne) [3]	350	340	282	341	300
Operating income [4]	170.1	128.7	16.8	441.7	229.6
Net income (loss)	113.2	82.1	(21.8)	310.5	117.2
Income before unusual items (after-tax) [4]	113.2	82.1	24.2	284.7	163.2
Cash flows from operating activities 4 5	163.1	129.5	28.7	406.5	241.3
Adjusted EBITDA [4]	201.3	153.0	69.3	520.9	323.6
Basic net income (loss) per common share	1.05	0.75	(0.19)	2.82	0.99
Diluted net income (loss) per common share	1.05	0.75	(0.19)	2.82	0.98
Diluted income before unusual items (after-tax) per share [4]	1.05	0.75	0.21	2.58	1.37
Common share information (millions of shares):
Weighted average number of common shares	108.0	109.7	117.5	110.0	118.6
Diluted weighted average number of common shares	108.0	110.0	117.5	110.3	119.3
Number of common shares outstanding, end of period	107.2	108.6	116.6	107.2	116.6

[1]	Commission sales represent volumes marketed on a commission basis. Commission income is included in revenue when earned.

[2]	Average realized price is calculated as revenue, net of commissions earned, divided by the total sales volumes of produced and purchased methanol.

[3]	Methanex average non-discounted posted price represents the average of our non-discounted posted prices in North America, Europe and Asia Pacific weighted by sales volume. Current and historical pricing information is available at www.methanex.com.

[4]	These items are non-GAAP measures that do not have any standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP) and therefore are unlikely to be comparable to similar measures presented by other companies. Refer to Supplemental Non-GAAP Measures for a description of each non-GAAP measure and a reconciliation to the most comparable GAAP measure.

[5]	Cash flows from operating activities in the above table represents cash flows from operating activities before changes in non-cash working capital.

METHANEX CORPORATION 2006 THIRD QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 1

For the third quarter of 2006 we recorded Adjusted EBITDA of $201.3 million and net income and income before unusual items (after-tax) of $113.2 million ($1.05 per share on a diluted basis). This compares with Adjusted EBITDA of $153.0 million and net income and income before unusual items (after-tax) of $82.1 million ($0.75 per share on a diluted basis) for the second quarter of 2006 and Adjusted EBITDA of $69.3 million, a net loss of $21.8 million ($0.19 loss per share on a diluted basis) and income before unusual items (after-tax) of $24.2 million ($0.21 per share on a diluted basis) for the third quarter of 2005.
For the nine months ended September 30, 2006, we recorded Adjusted EBITDA of $520.9 million, net income of $310.5 million ($2.82 per share on a diluted basis) and income before unusual items (after-tax) of $284.7 million ($2.58 per share on a diluted basis) compared with Adjusted EBITDA of $323.6 million, net income of $117.2 million ($0.98 per share on a diluted basis) and income before unusual items (after-tax) of $163.2 million ($1.37 per share on a diluted basis) during the same period in 2005.
The following is a reconciliation of income before unusual items (after-tax) to net income:

	Three Months Ended			Nine Months Ended
	Sep 30	Jun 30	Sep 30	Sep 30	Sep 30
($ millions)	2006	2006	2005	2006	2005

Income before unusual items (after-tax)	$113.2	$82.1	$24.2	$284.7	$163.2
Add (deduct) unusual items:
Kitimat closure costs (before and after-tax)	—	—	(29.1)	—	(29.1)
Future income taxes related to change in tax legislation	—	—	(16.9)	25.8	(16.9)

Net income (loss)	$113.2	$82.1	$(21.8)	$310.5	$117.2

Refer to note 5 to our third quarter of 2006 interim consolidated financial statements for further information regarding the Kitimat closure costs and Income Taxes on page 5 of this Management’s Discussion and Analysis and note 7 to our third quarter of 2006 interim consolidated financial statements for further information regarding future income taxes related to a change in tax legislation.
EARNINGS ANALYSIS
A core element of our strategy is to strengthen our position as a low cost producer. Our core production facilities in Chile and Trinidad are underpinned by long-term take-or-pay natural gas purchase agreements with pricing terms that vary with methanol prices. These production hubs have an annual production capacity of 5.8 million tonnes and represent over 90% of our current annual production capacity. The operating results for these facilities represent a substantial proportion of our Adjusted EBITDA and, accordingly, we separately discuss the impact of the changes in average realized price, sales volumes and total cash costs related to these facilities.
Over the last few years we have been shutting down our high cost production which was exposed to volatile prices for natural gas. We permanently closed our Kitimat facility on November 1, 2005. Our facilities in New Zealand have been positioned as flexible production assets with future operations dependent on securing natural gas on commercially acceptable terms. The Waitara Valley facility in New Zealand was idled on July 10, 2006 and was restarted on August 16, 2006. As the operating results for these facilities represent a smaller proportion of our Adjusted EBITDA, the impact of changes in average realized price, sales volumes and total cash costs have been combined and presented as the change in cash margin related to these facilities in our analysis of Adjusted EBITDA.
For a further discussion of the definitions and calculations used in our Adjusted EBITDA analysis, refer to How We Analyze Our Business.

METHANEX CORPORATION 2006 THIRD QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 2

Adjusted EBITDA
The increase (decrease) in Adjusted EBITDA resulted from the following:

	Q3 2006	Q3 2006	YTD Q3 2006
	compared with	compared with	compared with
($ millions)	Q2 2006	Q3 2005	YTD Q3 2005

Chile and Trinidad facilities and Corporate:
Average realized price	$42	$97	$142
Sales volumes	26	56	98
Total cash costs	(18)	(33)	(72)

	50	120	168
Margin on the sale of purchased methanol	1	4	11
Margin earned from New Zealand and Kitimat facilities	(3)	8	18

	$48	$132	$197

Average realized price

	Three Months Ended			Nine Months Ended
	Sep 30	Jun 30	Sep 30	Sep 30	Sep 30
($ per tonne, except where noted)	2006	2006	2005	2006	2005

Methanex average non-discounted posted price [1]	350	340	282	341	300
Methanex average realized price [2]	305	279	240	289	253
Average discount	13%	18%	15%	15%	16%

1 Methanex average non-discounted posted price represents the average of our non-discounted posted prices in North America, Europe and Asia Pacific weighted by sales volume. Current and historical pricing information is available at www.methanex.com.
2 Average realized price is calculated as revenue, net of commissions earned, divided by the total sales volumes of produced and purchased methanol.
We entered the third quarter of 2006 in a strong pricing environment underpinned by high global energy prices and low global inventories. During the third quarter of 2006 planned and unplanned production outages led to extremely tight supply conditions with certain methanol suppliers declaring force majeure as they were unable to meet customer sales commitments. As a result, global inventories were significantly depleted during the quarter and methanol prices increased dramatically in September.
Our average realized price for the third quarter of 2006 was $305 per tonne compared with $279 per tonne for the second quarter of 2006 and $240 per tonne for the third quarter of 2005. Higher average realized prices for the third quarter of 2006 increased our Adjusted EBITDA by $42 million compared with the second quarter of 2006 and increased our Adjusted EBITDA by $97 million compared with the third quarter of 2005. Our average realized price for the nine months ended September 30, 2006 was $289 per tonne compared with $253 per tonne during the same period in 2005 resulting in an increase in Adjusted EBITDA of $142 million.
The methanol industry is highly competitive and prices are affected by supply/demand fundamentals. We publish non-discounted prices for each major methanol market and offer discounts to customers based on various factors. For the third quarter of 2006 our average realized price was approximately 13% lower than our average non-discounted posted price. This compares with approximately 18% lower for the second quarter of 2006 and 15% lower for the third quarter of 2005. To reduce the impact of cyclical pricing on our earnings, we have entered into long-term contracts for a portion of our production volume with certain global customers where prices are either fixed or linked to our costs plus a margin. Sales volumes under these long-term contracts in the third quarter of 2006 represented a lower proportion of our total sales volume compared with the second quarter of 2006 and this, together with additional volumes sold at high spot prices during the quarter, resulted in a lower discount compared with the second quarter. We believe it is important to maintain financial flexibility throughout the methanol price cycle and these strategic contracts are a part of our balanced approach to managing cash flow and liquidity.

METHANEX CORPORATION 2006 THIRD QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 3

Chile and Trinidad sales volumes
Sales volumes of methanol produced at our production hubs in Chile and Trinidad for the third quarter of 2006 were higher by 178,000 tonnes compared with the second quarter of 2006 and this increased Adjusted EBITDA by $26 million.
The commencement of operations of Chile IV in June 2005 increased our annual production capacity to 5.8 million tonnes from 5.0 million tonnes. Sales volumes of methanol produced at our production hubs in Chile and Trinidad for the third quarter of 2006 and the nine months ended September 30, 2006 were higher than in the comparable periods in 2005 by 472,000 tonnes and 711,000 tonnes, respectively. Higher sales volumes for these periods increased Adjusted EBITDA by $56 million and $98 million, respectively.
Total cash costs
Our production facilities in Chile and Trinidad are underpinned by long-term take-or-pay natural gas purchase agreements with pricing terms that include base and variable price components. The variable component is adjusted in relation to increases in methanol prices above pre-determined prices. We believe this enables these facilities to be competitive throughout the methanol price cycle.
Total cash costs for the third quarter of 2006 were higher than in the second quarter of 2006 by $18 million. Natural gas and certain other costs impacted by higher methanol prices increased cash costs by $10 million for the third quarter compared with the second quarter. Higher unabsorbed fixed costs as a result of lower production at our facilities in Chile during the third quarter of 2006 increased our cash costs by $4 million. The remaining increase in cash costs relates primarily to higher supply chain and ocean shipping costs during the third quarter of 2006 compared with the second quarter of 2006.
Total cash costs for the third quarter of 2006 and the nine months ended September 30, 2006 were higher than in the comparable periods in 2005 and this decreased Adjusted EBITDA by $33 million and $72 million, respectively. Natural gas and certain other costs impacted by higher methanol prices increased cash costs for the third quarter of 2006 and the nine month period ended September 30, 2006 compared with the same periods in 2005 by $20 million and $34 million, respectively. Stock-based compensation expense was higher for the third quarter of 2006 and the nine months ended September 30, 2006 compared with the same periods in 2005 by $6 million and $13 million, respectively. The increase in stock-based compensation expense is primarily due to the impact of increases in our share price. The remaining increase in our cash costs for the third quarter of 2006 and the nine months ended September 30, 2006 compared with the same periods in 2005 relates primarily to higher ocean shipping fuel costs and other supply chain costs in 2006. The increase in supply chain costs during 2006 has been partially recovered from customers and this recovery has been included in revenue.
Margin earned from New Zealand and Kitimat facilities
For the third quarter of 2006, our cash margin on the sale of New Zealand inventory was $3 million lower than the second quarter of 2006 primarily as a result of lower sales volumes during the third quarter. For the third quarter of 2006 and nine months ended September 30, 2006, our cash margin on the sale of New Zealand and Kitimat inventory was higher by $8 million and $18 million, respectively, than the comparable periods in 2005. The increase in cash margin primarily relates to lower sales volumes of high cost Kitimat inventory and higher methanol prices during 2006.
Depreciation and Amortization
Depreciation and amortization was $31 million for the third quarter of 2006 compared with $24 million for the second quarter of 2006 and $23 million for the third quarter of 2005. The increase in depreciation and amortization during the third quarter of 2006 is primarily as a result of higher sales volumes of Chile and Trinidad production and unabsorbed depreciation recorded for our Chile facilities during planned and unplanned maintenance activities during the third quarter. For the nine months ended September 30, 2006, depreciation and amortization was $79 million compared with $65 million for the same period in 2005. The increase in depreciation and amortization for the nine months ended September 30, 2006 compared with the same period in 2005 is primarily due to the depreciation of Chile IV, which commenced

METHANEX CORPORATION 2006 THIRD QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 4

operations in June 2005, and depreciation related to a capital lease for an oceangoing vessel which commenced during the fourth quarter of 2005.
Interest Expense & Interest and Other Income

	Three Months Ended			Nine Months Ended
	Sep 30	Jun 30	Sep 30	Sep 30	Sep 30
($ millions)	2006	2006	2005	2006	2005

Interest expense before capitalized interest	$12	$11	$11	$33	$39
Less capitalized interest related to Chile IV	—	—	—	—	(8)

Interest expense	$12	$11	$11	$33	$31

Interest and other income	$4	$4	$7	$10	$8

Interest incurred during construction is capitalized to the cost of the asset until the asset is substantively complete and ready for productive use. The Chile IV methanol facility commenced operations in June 2005.
Income Taxes
During 2005, the Government of Trinidad and Tobago introduced new tax legislation retroactive to January 1, 2004. As a result, during 2005 we recorded a $17 million charge to increase future income tax expense to reflect the retroactive impact for the period January 1, 2004 to December 31, 2004. In February 2006, the Government of Trinidad and Tobago passed an amendment to this legislation that changed the retroactive effective date to January 1, 2005. As a result of this amendment we recorded an adjustment to decrease future income tax expense by a total of $26 million during the first quarter of 2006. The adjustment includes a reversal of the previous charge to 2005 earnings and an additional adjustment to recognize the benefit of tax deductions that were reinstated as a result of the change in the retroactive effective date.
Excluding the above-noted adjustment, the tax rate for the third quarter of 2006 was 30% compared with 32% for the second quarter of 2006. The statutory tax rate in Chile and Trinidad, where we earn substantially all of our pre-tax earnings, is 35%. Our Atlas facility in Trinidad has partial relief from corporation income tax until 2014. During the third quarter of 2006, we earned a higher proportion of our consolidated income from methanol produced at the Atlas facility and this contributed to a lower effective tax rate as compared with the second quarter of 2006. Excluding unusual items, the effective tax rate for the nine months ended September 30, 2006 was 32% compared with 31% for the same period in 2005.
In Chile the tax rate consists of a first category tax that is payable when income is earned and a second category tax that is due when earnings are distributed from Chile. The second category tax is initially recorded as future income tax expense and is subsequently reclassified to current income tax expense when earnings are distributed. Accordingly, the ratio of current income tax expense to total income tax expense is highly dependent on the level of cash distributed from Chile.
PRODUCTION SUMMARY

	Q3 2006		Q2 2006	Q3 2005	YTD Q3 2006	YTD Q3 2005
(thousands of tonnes)	Capacity	Production	Production	Production	Production	Production

Chile and Trinidad:
Chile I, II, III and IV	960	666	872	684	2,420	2,113
Titan	212	206	214	184	635	521
Atlas (63.1% interest)	268	264	273	157	790	644

	1,440	1,136	1,359	1,025	3,845	3,278

Other:
New Zealand	132	71	118	120	293	343
Kitimat	—	—	—	102	—	341

	132	71	118	222	293	684

	1,572	1,207	1,477	1,247	4,138	3,962

METHANEX CORPORATION 2006 THIRD QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 5

Our methanol facilities in Trinidad operated at near design capacity during the third quarter of 2006. These plants are capable of producing above design capacity and would have produced a further 34,000 tonnes of production but for short-term delivery infrastructure constraints of our natural gas suppliers.
Our methanol production facilities in Chile produced 666,000 tonnes during the third quarter of 2006 compared with an operating capacity of 960,000 tonnes. Planned maintenance on our Chile I facility was completed in July resulting in a loss of approximately 30,000 tonnes of production and various unplanned outages at our Chile facilities during the third quarter of 2006 resulted in a loss of approximately 146,000 tonnes of production. The repair and maintenance of delivery infrastructure by our natural gas suppliers resulted in a loss of approximately 93,000 tonnes of production and curtailments of natural gas as a result of redirection orders from the Argentinean government resulted in a loss of approximately 25,000 tonnes of production. We expect that we will continue to lose some amounts of natural gas as a result of delivery infrastructure repair and maintenance in the fourth quarter of 2006, however, these losses should be lower as the demand for natural gas in the domestic market is typically reduced during the summer season in the southern hemisphere.
Effective July 25, 2006, the government of Argentina increased the duty on exports of natural gas from Argentina to Chile, which have been in place since May 2004, from approximately $0.30 per mmbtu to $2.25 per mmbtu. Exports of natural gas from the province of Tierra del Fuego were exempt from this duty until late October 2006 when the government of Argentina extended this duty to include this province retroactive to May 2004 at the same rates applicable to the other provinces. As a result of this resolution, the increased duty on exports of natural gas will apply to all of the natural gas feedstock that we source from Argentina, or approximately 60% of the total current gas supply to our plants in Chile. The total cost of the export duty to our gas suppliers on an annual basis has increased to approximately $200 million. While we have contractual protection against these export duties, we have been in discussions with certain of our Argentinean gas suppliers regarding the impact of the increased export duty and, subject to certain conditions, we have indicated a willingness to share some of this export duty. We expect to reach agreements with our gas suppliers by the end of the year.
The cost of any potential agreements reached with our gas suppliers related to this export duty cannot be reasonably estimated at this time and therefore we cannot provide assurance that this export duty will not have an adverse effect on our results of operations and financial condition.
The Waitara Valley facility in New Zealand was temporarily idled on July 10, 2006 and was restarted on August 16, 2006. We produced 71,000 tonnes at this facility during the third quarter of 2006 and as at the end of the third quarter we had contracted natural gas to allow us to produce approximately 80,000 tonnes of methanol. We continue to seek other supplies of natural gas to supplement this production and to extend the life of our New Zealand operations. There can be no assurance that we will be able to secure additional gas on commercially acceptable terms.

METHANEX CORPORATION 2006 THIRD QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 6

SUPPLY/DEMAND FUNDAMENTALS
We entered the third quarter of 2006 in a strong pricing environment underpinned by high global energy prices and low global methanol inventories. During the third quarter of 2006, planned and unplanned production outages led to extremely tight supply conditions with certain methanol suppliers declaring force majeure as they were unable to meet customer sales commitments. As a result, global inventories were significantly depleted and methanol prices increased dramatically in September and again in October. We believe that it could take an extended period of high operating rates to balance supply and demand.
Over the next twelve months, we expect new capacity and expansions of existing capacity to increase methanol supply by approximately 2.5 million tonnes, outside of China. Over the same period, we believe a similar volume of capacity could shut down as a result of high feedstock prices. The next increment of world-scale capacity is the 1.7 million tonne per year NPC facility in Iran and we expect product from this facility will be available to the market during the first half of 2007.
In addition, there is a 1.0 million tonne plant in Oman that is under construction. We expect product from this plant to be available to the market early in 2008.
Methanex Non-Discounted Regional Posted Prices 1

	Oct	Sep	Aug	July
(US$ per tonne)	2006	2006	2006	2006

United States [2]	599	442	343	333
Europe [3]	511	315	315	315
Asia	550	420	310	305

[1]	Discounts from our posted prices are offered to customers based on various factors.

[2]	The November non-discounted posted price in the United States is US$599 per tonne

[3]	€400 at October 2006 (July 2006 – €250) converted to United States dollars at the date of settlement..
In China, a 0.6 million tonne per year natural gas-based methanol plant on Hainan Island is in its early start-up phase. Due to its location on the coast, this plant could export methanol. However, it is our understanding that most of the production from this facility will supply traditional methanol markets in the coastal provinces of East and South China. There is also additional smaller-scale capacity being added in China over the next year which is expected to be absorbed in the domestic market in China.
Demand for methanol in China has grown at higher rates than we expected in 2006. We believe that a large proportion of this additional unexpected demand is related to non-traditional uses for methanol such as gasoline blending. Therefore, while new production capacity has recently commenced operations and additional smaller-scale capacity is expected to be constructed in China during 2006, we continue to believe substantially all domestic methanol production will be consumed within the local market. As a result, we expect imports into China during 2006 to remain at levels similar to 2005 and that imports into China will grow over time.
During 2005, just over two million tonnes of methanol was used in the production of MTBE for consumption in the United States. As a result of the 2005 United States Energy Policy Act, MTBE had been substantially removed from gasoline in the United States by the end of May 2006. We continue to believe the impact of lower demand for methanol for MTBE consumed in the United States in 2006 will be more than offset by increases in demand for methanol for MTBE elsewhere in the world, increases in demand for methanol in energy related uses as well as demand growth related to other chemical derivatives.
LIQUIDITY AND CAPITAL RESOURCES
Cash flows from operating activities before changes in non-cash working capital in the third quarter of 2006 were $163 million compared with $29 million for the same period in 2005. For the nine month period ended September 30, 2006, our cash flows from operating activities before changes in non-cash working capital were $406 million compared with $241 million for the same period in 2005. The changes in cash flows from operating activities before changes in non-cash working capital are primarily the result of the increased level of earnings.
During the third quarter of 2006, we repurchased 1.6 million common shares at an average price of US$21.85 per share, totaling $34 million, under a normal course issuer bid that expires May 16, 2007. At September 30, 2006, we have repurchased a total of 2.4 million common shares compared with a maximum allowable repurchase under this bid of 5.5 million common shares. For the nine months ended September 30, 2006, we repurchased a total of 7.1 million common

METHANEX CORPORATION 2006 THIRD QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 7

shares at an average price of US$21.43 per share, totaling $151 million, inclusive of 4.7 million common shares repurchased in 2006 under a normal course issuer bid that expired May 16, 2006.
During the third quarter of 2006, we paid a quarterly dividend of US$0.125 per share, or $13 million. For the nine months ended September 30, 2006 we paid total dividends of US$0.36 per share, or $39 million.
We are developing a methanol project in Egypt with joint venture partners. We have a 60 percent interest in the proposed project to build a 1.3 million tonne per year methanol facility at Damietta on the Mediterranean Sea. We continue to make progress in meeting project milestones and, subject to finalizing financing arrangements, we expect to make a final investment decision before the end of 2006.
We have excellent financial capacity and flexibility. Our cash balance at September 30, 2006 was $265 million and we have a strong balance sheet and an undrawn $250 million credit facility. Our planned capital maintenance expenditure program directed towards major maintenance, turnarounds and catalyst changes is currently estimated to total approximately $90 million for the period to the end of 2008.
We are well positioned to meet our financial requirements related to the potential methanol project in Egypt, complete our capital maintenance spending program, pursue new opportunities to enhance our leadership position in the methanol industry, investigate opportunities related to new methanol demand for energy applications and continue to deliver on our commitment to return excess cash to shareholders.
The credit ratings for our unsecured notes at September 30, 2006 were as follows:

Standard & Poor’s Rating Services	BBB (negative)
Moody’s Investor Services	Ba1 (stable)
Fitch Ratings	BBB (stable)
Credit ratings are not recommendations to purchase, hold or sell securities and do not comment on market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future.
SHORT-TERM OUTLOOK
We believe the strong pricing environment and tight global inventory dynamics will continue into the fourth quarter. During 2007, we expect to see new non-traditional demand growth for methanol for energy related uses such as di-methyl ether (DME) and fuel blending. It is our view that traditional and non-traditional growth, along with closures of high cost capacity, will offset the new supply that is scheduled to start up over the coming year. We believe that supply/demand fundamentals will be balanced to tight during 2007 and that methanol prices will be underpinned by global energy prices.
The methanol price will ultimately depend on industry operating rates, the rate of industry restructuring and the strength of global demand. We believe that our excellent financial position and financial flexibility, outstanding global supply network and low cost position will provide a sound basis for Methanex continuing to be the leader in the methanol industry.

METHANEX CORPORATION 2006 THIRD QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 8

ADDITIONAL INFORMATION – SUPPLEMENTAL NON-GAAP MEASURES
In addition to providing measures prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP), we present certain supplemental non-GAAP measures. These are Adjusted EBITDA, income before unusual items (after-tax), diluted income before unusual items (after-tax) per share, operating income and cash flows from operating activities before changes in non-cash working capital. These measures do not have any standardized meaning prescribed by Canadian GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. We believe these measures are useful in evaluating the operating performance and liquidity of the Company’s ongoing business. These measures should be considered in addition to, and not as a substitute for, net income, cash flows and other measures of financial performance and liquidity reported in accordance with Canadian GAAP.
Adjusted EBITDA
This supplemental non-GAAP measure is provided to assist readers in determining our ability to generate cash from operations. We believe this measure is useful in assessing performance and highlighting trends on an overall basis. We also believe Adjusted EBITDA is frequently used by securities analysts and investors when comparing our results with those of other companies. Adjusted EBITDA differs from the most comparable GAAP measure, cash flows from operating activities, primarily because it does not include changes in non-cash working capital, other cash payments related to operating activities, stock-based compensation expense, other non-cash items, Kitimat closure costs, interest expense, interest and other income, and current income taxes.
The following table shows a reconciliation of cash flows from operating activities to Adjusted EBITDA:

	Three Months Ended			Nine Months Ended
	Sep 30	Jun 30	Sep 30	Sep 30	Sep 30
($ thousands)	2006	2006	2005	2006	2005

Cash flows from operating activities	$152,648	$149,163	$45,586	$321,885	$252,982
Add (deduct):
Changes in non-cash working capital	10,417	(19,670)	(16,899)	84,612	(11,678)
Other cash payments	2,130	1,362	192	9,364	2,803
Stock-based compensation expense	(9,015)	(7,463)	(2,292)	(22,497)	(9,044)
Other non-cash items	(3,076)	(681)	(1,874)	(5,291)	(4,461)
Kitimat closure costs	—	—	29,125	—	29,125
Interest expense	11,586	10,945	11,424	33,489	30,999
Interest and other income	(3,607)	(3,772)	(7,001)	(9,913)	(8,371)
Current income taxes	40,221	23,129	11,011	109,214	41,207

Adjusted EBITDA	$201,304	$153,013	$69,272	$520,863	$323,562

METHANEX CORPORATION 2006 THIRD QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 9

Income before Unusual Items (after-tax) and Diluted Income before Unusual Items (after-tax) Per Share
These supplemental non-GAAP measures are provided to assist readers in comparing earnings from one period to another without the impact of unusual items that management considers to be non-operational and/or non-recurring. Diluted income before unusual items (after-tax) per share has been calculated by dividing income before unusual items (after-tax) by the diluted weighted average number of common shares outstanding.
The following table shows a reconciliation of net income (loss) to income before unusual items (after-tax) and the calculation of diluted income before unusual items (after-tax) per share:

	Three Months Ended			Nine Months Ended
	Sep 30	Jun 30	Sep 30	Sep 30	Sep 30
($ thousands, except number of shares and per share amounts)	2006	2006	2005	2006	2005

Net income (loss)	$113,230	$82,097	$(21,789)	$310,504	$117,178
Add (deduct) unusual items:
Kitimat closure costs	—	—	29,125	—	29,125
Future income taxes related to change in tax legislation	—	—	16,879	(25,753)	16,879

Income before unusual items (after-tax)	$113,230	$82,097	$24,215	$284,751	$163,182
Diluted weighted average number of common shares	108,036,188	110,013,684	117,849,760	110,300,912	119,262,710
Diluted income before unusual items (after-tax) per share	$1.05	$0.75	$0.21	$2.58	$1.37
Operating Income and Cash Flows from Operating Activities before Non-Cash Working Capital
Operating income and cash flows from operating activities before changes in non-cash working capital are reconciled to Canadian GAAP measures in our consolidated statements of income and consolidated statements of cash flows, respectively.
QUARTERLY FINANCIAL DATA (UNAUDITED)
A summary of selected financial information for the prior eight quarters is as follows:

	Three Months Ended
	Sep 30	Jun 30	Mar 31	Dec 31
($ thousands, except per share amounts)	2006	2006	2006	2005

Revenue	$519,586	$460,915	$459,590	$459,615
Net income	113,230	82,097	115,177	48,574
Basic net income per common share	1.05	0.75	1.02	0.42
Diluted net income per common share	1.05	0.75	1.02	0.42

	Three Months Ended
	Sep 30	Jun 30	Mar 31	Dec 31
($ thousands, except per share amounts)	2005	2005	2005	2004

Revenue	$349,291	$410,914	$438,300	$485,408
Net income (loss)	(21,789)	62,935	76,032	66,061
Basic net income (loss) per common share	(0.19)	0.53	0.63	0.55
Diluted net income (loss) per common share	(0.19)	0.53	0.63	0.54
Our quarterly revenues are not materially impacted by seasonality. However, during the period May to August (the winter season in the southern hemisphere) in each of 2004, 2005 and 2006, our Chilean production facilities experienced production losses of approximately 50,000 tonnes, 100,000 tonnes and 30,000 tonnes, respectively, as a result of curtailments of natural gas resulting from redirection orders from the Argentinean government. There can be no assurance that natural gas supply to our facilities will not be impacted in the future. See our 2005 Annual Report for further details.

METHANEX CORPORATION 2006 THIRD QUARTER REPORT
MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 10

HOW WE ANALYZE OUR BUSINESS
We review our results of operations by analyzing changes in the components of our Adjusted EBITDA (refer to Supplemental Non-GAAP Measures for a reconciliation to the most comparable GAAP measure), depreciation and amortization, interest expense, interest and other income, unusual items and income taxes. In addition to the methanol that we produce at our facilities, we also purchase and re-sell methanol produced by others. We analyze the results of produced methanol sales separately from purchased methanol sales as the margin characteristics of each are very different.
Produced Methanol
The key drivers of changes in our Adjusted EBITDA for produced methanol are average realized price, sales volume and cash costs. We provide separate discussion of the changes in Adjusted EBITDA related to our core Chile and Trinidad production hubs and the changes in Adjusted EBITDA related to our Kitimat and New Zealand facilities.
Our production hubs in Chile and Trinidad are underpinned by long-term take-or-pay natural gas purchase agreements and the operating results for these facilities represent a substantial portion of our Adjusted EBITDA. Accordingly, in our analysis of Adjusted EBITDA for our facilities in Chile and Trinidad we separately discuss the impact of changes in average realized price, sales volume and cash costs.
Our facilities in Kitimat and New Zealand incur higher production costs and their operating results represent a smaller proportion of our Adjusted EBITDA. To eliminate our exposure to high cost North American natural gas feedstock, we permanently closed our Kitimat production facility on November 1, 2005. Our 530,000 tonne per year Waitara Valley facility in New Zealand has been positioned as a flexible production asset. The impact of changes in average realized price, sales volume and cash costs on the Adjusted EBITDA for our Kitimat and New Zealand facilities has been combined and presented as the change in cash margin.
The price, cash cost and volume variances included in our Adjusted EBITDA analysis for produced methanol are defined and calculated as follows:

PRICE	The change in our Adjusted EBITDA as a result of changes in average realized price is calculated as the difference from period-to-period in the selling price of produced methanol multiplied by the current period sales volume of produced methanol. Sales under long-term contracts where the prices are either fixed or linked to our costs plus a margin are included as sales of produced methanol. Accordingly, the selling price of produced methanol will differ from the selling price of purchased methanol.

COST	The change in our Adjusted EBITDA as a result of changes in cash costs is calculated as the difference from period-to-period in cash costs per tonne multiplied by the sales volume of produced methanol in the current period plus the change in unabsorbed fixed cash costs. The change in selling, general and administrative expenses and fixed storage and handling costs are included in the analysis of methanol produced at our Chile and Trinidad facilities.

VOLUME	The change in our Adjusted EBITDA as a result of changes in sales volume is calculated as the difference from period-to-period in the sales volume of produced methanol multiplied by the margin per tonne for the prior period. The margin per tonne is calculated as the selling price per tonne of produced methanol less absorbed fixed cash costs per tonne and variable cash costs per tonne.
Purchased Methanol
The cost of sales of purchased methanol consists principally of the cost of the methanol itself, which is directly related to the price of methanol at the time of purchase. Accordingly, the analysis of purchased methanol and its impact on our Adjusted EBITDA is discussed on a net margin basis.

METHANEX CORPORATION 2006 THIRD QUARTER REPORT
MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 11

FORWARD-LOOKING STATEMENTS
Information contained in this Management’s Discussion and Analysis contains forward-looking statements. Certain material factors or assumptions were applied in drawing the conclusions or making the forecasts or projections that are included in these forward-looking statements. Methanex believes that it has a reasonable basis for making such forward-looking statements. However, forward-looking statements, by their nature, involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. The risks and uncertainties include those attendant with producing and marketing methanol and successfully carrying out major capital expenditure projects in various jurisdictions, the ability to successfully carry out corporate initiatives and strategies, conditions in the methanol and other industries including the supply and demand balance for methanol, actions of competitors and suppliers, changes in laws or regulations in foreign jurisdictions, world-wide economic conditions and other risks described in our 2005 Management’s Discussion & Analysis which is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.
Undue reliance should not be placed on forward-looking statements. They are not a substitute for the exercise of one’s own due diligence and judgment. The outcomes anticipated in forward-looking statements may not occur and we do not undertake to update forward-looking statements.

METHANEX CORPORATION 2006 THIRD QUARTER REPORT
MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 12

Methanex Corporation
Consolidated Statements of Income (unaudited)
(thousands of U.S. dollars, except number of common shares and per share amounts)

	Three Months Ended		Nine Months Ended
	Sep 30	Sep 30	Sep 30	Sep 30
	2006	2005	2006	2005

Revenue	$519,586	$349,291	$1,440,091	$1,198,505

Cost of sales and operating expenses	318,282	280,019	919,228	874,943
Depreciation and amortization	31,191	23,315	79,151	64,799
Kitimat closure costs (note 5)	—	29,125	—	29,125

Operating income before undernoted items	170,113	16,832	441,712	229,638
Interest expense (note 6)	(11,586)	(11,424)	(33,489)	(30,999)
Interest and other income	3,607	7,001	9,913	8,371

Income before income taxes	162,134	12,409	418,136	207,010
Income taxes:
Current	(40,221)	(11,011)	(109,214)	(41,207)
Future	(8,683)	(6,308)	(24,171)	(31,746)
Future income taxes related to change in tax legislation (note 7)	—	(16,879)	25,753	(16,879)

	(48,904)	(34,198)	(107,632)	(89,832)

Net income (loss)	$113,230	$(21,789)	$310,504	$117,178

Net income (loss) per common share:
Basic	$1.05	$(0.19)	$2.82	$0.99
Diluted	$1.05	$(0.19)	$2.82	$0.98

Weighted average number of common shares outstanding:
Basic	107,984,976	117,507,684	109,994,897	118,604,678
Diluted	108,036,188	117,507,684	110,300,912	119,262,710

Number of common shares outstanding at period end	107,158,817	116,624,767	107,158,817	116,624,767
See accompanying notes to consolidated financial statements.

METHANEX CORPORATION 2006 THIRD QUARTER REPORT CONSOLIDATED FINANCIAL STATEMENTS	PAGE 13

Methanex Corporation
Consolidated Balance Sheets (unaudited)
(thousands of U.S. dollars)

	Sep 30	Dec 31
	2006	2005

ASSETS
Current assets:
Cash and cash equivalents	$264,542	$158,755
Receivables	318,733	296,522
Inventories	163,643	140,104
Prepaid expenses	19,621	13,555

	766,539	608,936
Property, plant and equipment (note 2)	1,367,285	1,396,126
Other assets	105,332	101,045

	$2,239,156	$2,106,107

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$239,844	$235,487
Current maturities on long-term debt (note 4)	14,032	14,032
Current maturities on other long-term liabilities	21,638	9,663

	275,514	259,182
Long-term debt (note 4)	479,900	486,916
Other long-term liabilities	73,105	79,421
Future income tax liabilities (note 7)	329,492	331,074
Shareholders’ equity:
Capital stock	478,462	502,879
Contributed surplus	8,611	4,143
Retained earnings	594,072	442,492

	1,081,145	949,514

	$2,239,156	$2,106,107

See accompanying notes to consolidated financial statements.

METHANEX CORPORATION 2006 THIRD QUARTER REPORT CONSOLIDATED FINANCIAL STATEMENTS	PAGE 14

Methanex Corporation
Consolidated Statements of Shareholders’ Equity (unaudited)
(thousands of U.S. dollars, except number of common shares and per share amounts)

	Number of				Total
	Common	Capital	Contributed	Retained	Shareholders’
	Shares	Stock	Surplus	Earnings	Equity

Balance, December 31, 2004	120,022,417	$523,255	$3,454	$422,535	$949,244
Net income	—	—	—	165,752	165,752
Compensation cost recorded for stock options	—	—	2,849	—	2,849
Proceeds on issue of shares on exercise of stock options	1,338,475	10,621	—	—	10,621
Reclassification of grant date fair value on exercise of stock options	—	2,160	(2,160)	—	—
Payments for shares repurchased	(7,715,600)	(33,157)	—	(97,806)	(130,963)
Dividend payments	—	—	—	(47,989)	(47,989)

Balance, December 31, 2005	113,645,292	502,879	4,143	442,492	949,514
Net income	—	—	—	197,274	197,274
Compensation cost recorded for stock options	—	—	3,120	—	3,120
Proceeds on issue of shares on exercise of stock options	435,675	4,265	—	—	4,265
Reclassification of grant date fair value on exercise of stock options	—	789	(789)	—	—
Payments for shares repurchased	(5,500,300)	(24,564)	—	(92,671)	(117,235)
Dividend payments	—	—	—	(25,850)	(25,850)

Balance, June 30, 2006	108,580,667	483,369	6,474	521,245	1,011,088
Net income	—	—	—	113,230	113,230
Compensation cost recorded for stock options	—	—	2,734	—	2,734
Proceeds on issue of shares on exercise of stock options	128,150	1,397	—	—	1,397
Reclassification of grant date fair value on exercise of stock options	—	597	(597)	—	-
Payments for shares repurchased	(1,550,000)	(6,901)	—	(26,972)	(33,873)
Dividend payments	—	—	—	(13,431)	(13,431)

Balance, September 30, 2006	107,158,817	$478,462	$8,611	$594,072	$1,081,145

See accompanying notes to consolidated financial statements.

METHANEX CORPORATION 2006 THIRD QUARTER REPORT CONSOLIDATED FINANCIAL STATEMENTS	PAGE 15

Methanex Corporation
Consolidated Statements of Cash Flows (unaudited)
(thousands of U.S. dollars)

	Three Months Ended		Nine Months Ended
	Sep 30	Sep 30	Sep 30	Sep 30
	2006	2005	2006	2005

CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$113,230	$(21,789)	$310,504	$117,178
Add (deduct):
Depreciation and amortization	31,191	23,315	79,151	64,799
Future income taxes	8,683	23,187	(1,582)	48,625
Stock-based compensation expense	9,015	2,292	22,497	9,044
Other non-cash items	3,076	1,874	5,291	4,461
Other cash payments	(2,130)	(192)	(9,364)	(2,803)

Cash flows from operating activities before undernoted	163,065	28,687	406,497	241,304
Changes in non-cash working capital (note 11)	(10,417)	16,899	(84,612)	11,678

	152,648	45,586	321,885	252,982

CASH FLOWS FROM FINANCING ACTIVITIES
Payments for shares repurchased	(33,873)	(15,364)	(151,108)	(82,137)
Dividend payments	(13,431)	(12,900)	(39,281)	(35,441)
Proceeds on issue of shares on exercise of stock options	1,397	230	5,662	10,174
Funding of debt service reserve account	—	—	(2,301)	—
Repayment of limited recourse long-term debt	—	—	(7,016)	(4,032)
Repayment of long-term debt	—	(250,000)	—	(250,000)
Proceeds on issue of long-term debt	—	148,090	—	148,090
Repayment of other long-term liabilities	(1,109)	(90)	(4,834)	(5,817)

	(47,016)	(130,034)	(198,878)	(219,163)

CASH FLOWS FROM INVESTING ACTIVITIES
Property, plant and equipment and other assets	(14,621)	(13,894)	(43,360)	(46,516)
Plant and equipment construction costs	—	(7,419)	—	(39,377)
Changes in non-cash working capital (note 11)	—	(8,105)	26,140	(5,729)

	(14,621)	(29,418)	(17,220)	(91,622)

Increase (decrease) in cash and cash equivalents	91,011	(113,866)	105,787	(57,803)
Cash and cash equivalents, beginning of period	173,531	266,112	158,755	210,049

Cash and cash equivalents, end of period	$264,542	$152,246	$264,542	$152,246

SUPPLEMENTARY CASH FLOW INFORMATION
Interest paid, net of capitalized interest	$11,982	$13,485	$30,546	$35,018
Income taxes paid, net of amounts refunded	$36,655	$16,904	$98,029	$40,756
See accompanying notes to consolidated financial statements.

METHANEX CORPORATION 2006 THIRD QUARTER REPORT CONSOLIDATED FINANCIAL STATEMENTS	PAGE 16

Methanex Corporation
Notes to Consolidated Financial Statements (unaudited)
Except where otherwise noted, tabular dollar amounts are stated in thousands of US dollars.
1.	Basis of presentation

These interim consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada on a basis consistent with those followed in the most recent annual consolidated financial statements. These accounting principles are different in some respects from those generally accepted in the United States and the significant differences are described and reconciled in note 14. These interim consolidated financial statements do not include all note disclosures required by Canadian generally accepted accounting principles for annual financial statements, and therefore should be read in conjunction with the annual consolidated financial statements included in the Methanex Corporation 2005 Annual Report.

2.	Property, plant and equipment

		Accumulated	Net Book
	Cost	Depreciation	Value

September 30, 2006
Plant and equipment	$2,739,708	$1,447,855	$1,291,853
Other	116,849	41,417	75,432

	$2,856,557	$1,489,272	$1,367,285

December 31, 2005
Plant and equipment	$2,711,775	$1,383,105	$1,328,670
Other	101,718	34,262	67,456

	$2,813,493	$1,417,367	$1,396,126

3.	Interest in Atlas joint venture

The Company has a 63.1% joint venture interest in Atlas Methanol Company (Atlas). Atlas owns a 1.7 million tonne per year methanol production facility in Trinidad. Included in the consolidated financial statements are the following amounts representing the Company’s proportionate interest in Atlas:

	Sep 30	Dec 31
Consolidated Balance Sheets	2006	2005

Cash and cash equivalents	$42,419	$24,032
Other current assets	59,479	32,937
Property, plant and equipment	270,029	281,765
Other assets	22,490	20,409
Accounts payable and accrued liabilities	49,707	30,340
Long-term debt, including current maturities (note 4)	143,932	150,948
Future income tax liabilities (note 7)	11,304	21,988

	Three Months Ended		Nine Months Ended
	Sep 30	Sep 30	Sep 30	Sep 30
Consolidated Statements of Income (Loss)	2006	2005	2006	2005

Revenue	$67,642	$23,666	$159,572	$127,260
Expenses	(49,499)	(24,867)	(125,588)	(105,416)

Income (loss) before income taxes	18,143	(1,201)	33,984	21,844
Income taxes (note 7)	(2,508)	(19,783)	10,684	(19,783)

Net Income (loss)	$15,635	$(20,984)	$44,668	$2,061

METHANEX CORPORATION 2006 THIRD QUARTER REPORT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	PAGE 17

3.	Interest in Atlas joint venture (continued):

	Three Months Ended		Nine Months Ended
	Sep 30	Sep 30	Sep 30	Sep 30
Consolidated Statements of Cash Flows	2006	2005	2006	2005

Cash inflows from operating activities	$16,287	$24,916	$39,247	$38,767
Cash outflows from financing activities	—	—	(7,016)	(4,032)
Cash outflows from investing activities	(2,384)	(5,606)	(2,783)	(9,414)

4.	Long-term debt:

	Sep 30	Dec 31
	2006	2005

Unsecured notes
8.75% due August 15, 2012	$200,000	$200,000
6.00% due August 15, 2015	150,000	150,000

	350,000	350,000
Atlas limited recourse debt facilities	143,932	150,948

	493,932	500,948
Less current maturities	(14,032)	(14,032)

	$479,900	$486,916

The limited recourse debt facilities of Atlas are described as limited recourse as they are secured only by the assets of the joint venture.

5.	Kitimat closure costs:

During the three month period ended September 30, 2005 we announced the planned November 1, 2005 closure of the Kitimat methanol and ammonia facilities. The total closure costs of $41 million included employee severance costs of approximately $13 million and contract termination costs of approximately $28 million. Contract termination costs included costs to terminate a take-or-pay natural gas transportation agreement and an ammonia supply agreement. During the three month period ended September 30, 2005, we recorded Kitimat closure costs of $29 million and the remaining Kitimat closure costs of approximately $12 million were recorded during the fourth quarter of 2005.

6.	Interest expense:

	Three Months Ended		Nine Months Ended
	Sep 30	Sep 30	Sep 30	Sep 30
	2006	2005	2006	2005

Interest expense before capitalized interest	$11,586	$11,424	$33,489	$38,763
Less: capitalized interest related to Chile IV	—	—	—	(7,764)

	$11,586	$11,424	$33,489	$30,999

7.	Future income taxes related to change in tax legislation:

During 2005, the Government of Trinidad and Tobago introduced new tax legislation retroactive to January 1, 2004. As a result, during 2005 we recorded a $16.9 million charge to increase future income tax expense to reflect the retroactive impact for the period January 1, 2004 to December 31, 2004. In February 2006, the Government of Trinidad and Tobago passed an amendment to this legislation that changed the retroactive date to January 1, 2005. As a result of the amendment we recorded an adjustment to decrease future income taxes by a total of $25.8 million. The adjustment is made up of the reversal of the previous charge to 2005 earnings of $16.9 million and an additional adjustment of $8.9 million to recognize the benefit of tax deductions that were reinstated as a result of the change in the implementation date.

METHANEX CORPORATION 2006 THIRD QUARTER REPORT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	PAGE 18

8.	Net income (loss) per common share:

A reconciliation of the weighted average number of common shares outstanding is as follows:

	Three Months Ended		Nine Months Ended
	Sep 30	Sep 30	Sep 30	Sep 30
	2006	2005	2006	2005

Denominator for basic net income (loss) per common share	107,984,976	117,507,684	109,994,897	118,604,678
Effect of dilutive stock options	51,212	—	306,015	658,032

Denominator for diluted net income (loss) per common share	108,036,188	117,507,684	110,300,912	119,262,710

9.	Stock-based compensation:
a)	Stock options:
(i)	Incentive stock options:

Common shares reserved for outstanding incentive stock options at September 30, 2006:

	Options Denominated in CAD $		Options Denominated in US $
	Number of Stock	Weighted Average	Number of Stock	Weighted Average
	Options	Exercise Price	Options	Exercise Price

Outstanding at December 31, 2005	316,650	$9.67	1,328,450	$13.29
Granted	—	—	1,649,600	20.78
Exercised	(103,250)	11.51	(332,425)	9.76
Cancelled	(8,000)	11.00	(7,000)	15.24

Outstanding at June 30, 2006	205,400	8.70	2,638,625	18.41
Granted	—	—	—	—
Exercised	(32,750)	9.18	(95,400)	12.65
Cancelled	—	—	(17,000)	19.67

Outstanding at September 30, 2006	172,650	$8.60	2,526,225	$18.62

Information regarding the incentive stock options outstanding at September 30, 2006 is as follows:

	Options Outstanding at			Options Exercisable at
	September 30, 2006			September 30, 3006
	Weighted
	Average
	Remaining	Number of Stock	Weighted	Number of	Weighted
	Contractual Life	Options	Average	Stock Options	Average
Range of Exercise Prices	(Years)	Outstanding	Exercise Price	Exercisable	Exercise Price

Options denominated in CAD
$3.29 to 13.65	3.1	172,650	$8.60	172,650	$8.60

Options denominated in USD
$6.45 to 10.01	6.2	277,125	$8.52	277,125	$8.52
$11.56 to 22.52	6.1	2,249,100	19.86	238,575	18.22

	6.1	2,526,225	$18.62	515,700	$13.01

(ii)	Performance stock options:

As at September 30, 2006, there were 50,000 shares reserved for performance stock options with an exercise price of CAD $4.47. All outstanding performance stock options have vested and are exercisable.

METHANEX CORPORATION 2006 THIRD QUARTER REPORT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	PAGE 19

9.	Stock-based compensation (continued):
(iii)	Compensation expense related to stock options:

For the three and nine month periods ended September 30, 2006, compensation expense related to stock options included in cost of sales and operating expenses was $2.7 million (2005 — $0.8 million) and $5.9 million (2005 — $2.1 million), respectively. The fair value of each stock option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	2006	2005

Risk-free interest rate	5%	4%
Expected dividend yield	2%	2%
Expected life	5 years	5 years
Expected volatility	40%	43%
Expected forfeitures	5%	5%
Weighted average fair value of options granted (US$ per share)	$8.82	$6.51

b)	Deferred, restricted and performance share units:

Deferred, restricted and performance share units outstanding at September 30, 2006 are as follows:

	Number of	Number of	Number of
	Deferred Share	Restricted Share	Performance
	Units	Units	Share Units

Outstanding at December 31, 2005	427,264	1,089,836	—
Granted	30,479	20,000	402,460
Granted in-lieu of dividends	4,103	11,899	4,500
Redeemed	—	(71,237)	—
Cancelled	—	(20,095)	(2,222)

Outstanding at June 30, 2006	461,846	1,030,403	404,738
Granted	1,786	—	—
Granted in-lieu of dividends	2,067	5,343	2,129
Redeemed	(55,265)	(776)	—
Cancelled	—	(7,721)	(2,740)

Outstanding at September 30, 2006	410,434	1,027,249	404,127

On March 3, 2006, the Company granted 402,460 performance share units. Performance share units are grants of notional common shares where the ultimate number of units that vest will be determined by the Company’s total shareholder return in relation to a predetermined target over the period to vesting. The number of units that will ultimately vest will be in the range of 50% to 120% of the original grant. The performance share units granted on March 3, 2006 will vest on December 31, 2008.
Compensation expense for deferred, restricted and performance share units is initially measured at fair value based on the market value of the Company’s common shares and is recognized over the related service period. Changes in fair value are recognized in earnings for the proportion of the service that has been rendered at each reporting date. The fair value of deferred, restricted and performance share units at September 30, 2006 was $46.8 million compared with the recorded liability of $31.3 million. The difference between the fair value and the recorded liability of $15.5 million will be recognized over the weighted average remaining service period of approximately 1.8 years.
For the three and nine month periods ended September 30, 2006, compensation expense related to deferred, restricted and performance share units included in cost of sales and operating expenses was $6.3 million (2005 — $1.5 million) and $16.6 million (2005 — $6.9 million), respectively. For the three and nine month periods ended September 30, 2006, the compensation expense included $3.6 million (2005 – recovery of $0.6 million) and $8.5 million (2005 — $0.3 million), respectively, related to the effect of the increase in the Company’s share price. As at September 30, 2006, the Company’s share price was US$24.34 per share.

METHANEX CORPORATION 2006 THIRD QUARTER REPORT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	PAGE 20

10.	Retirement plans:

Total net pension expense for the Company’s defined benefit and defined contribution pension plans during the three and nine month periods ended September 30, 2006 was $2.7 million (2005 - $1.2 million) and $5.8 million (2005 — $3.7 million), respectively.

11.	Changes in non-cash working capital:

The changes in non-cash working capital are as follows:

	Three Months Ended		Nine Months Ended
	Sep 30	Sep 30	Sep 30	Sep 30
	2006	2005	2006	2005

Decrease (increase) in non-cash working capital:
Receivables	$(30,739)	$33,209	$(22,211)	$80,907
Inventories	(140)	(17,586)	(23,539)	(19,822)
Prepaid expenses	(472)	1,628	(6,066)	(556)
Accounts payable and accrued liabilities	24,721	(10,093)	4,357	(58,301)

	(6,630)	7,158	(47,459)	2,228
Adjustments for items not having a cash effect	(3,787)	1,636	(11,013)	3,721

Changes in non-cash working capital having a cash effect	$(10,417)	$8,794	$(58,472)	$5,949

These changes relate to the following activities:
Operating	$(10,417)	$16,899	$(84,612)	$11,678
Investing (a)	—	(8,105)	26,140	(5,729)

Changes in non-cash working capital	$(10,417)	$8,794	$(58,472)	$5,949

(a)	For the nine months ended September 30, 2006, changes in non-cash working capital related to investing activities include the receipt of incentive tax credits of $27.8 million related to the construction of the 840,000 tonne per year Chile IV methanol production facility.
12.	Derivative financial instruments:

As at September 30, 2006, the Company’s forward exchange contracts to purchase and sell foreign currency in exchange for US dollars were as follows:

	Notional	Average
	Amount	Exchange Rate	Maturity

Forward exchange purchase contracts
New Zealand dollar	25 million	0.6374	2006
Chilean peso	15 billion	0.0019	2006
Forward exchange sales contracts
Euro	24 million	1.2629	2006
Chilean peso	30 billion	0.0019	2006/2007

As at September 30, 2006, the carrying value of the forward exchange purchase and sales contracts was $1.9 million which approximates the fair value of these contracts. The Company also has an interest rate swap contract recorded in other long-term liabilities with a carrying value of negative $1.3 million which approximates fair value.

METHANEX CORPORATION 2006 THIRD QUARTER REPORT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	PAGE 21

13. Contingency:
Effective July 25, 2006, the government of Argentina increased the duty on exports of natural gas from Argentina to Chile, which have been in place since May 2004, from approximately $0.30 per mmbtu to $2.25 per mmbtu. Exports of natural gas from the province of Tierra del Fuego were previously exempt from this duty until late October when the government of Argentina extended this duty to include this province retroactive to May 2004 at the same rates applicable to the other provinces. As a result of this resolution, the increased duty on exports of natural gas will apply to all of the natural gas feedstock that the Company sources from Argentina, or approximately 60% of the total current gas supply to its plants in Chile. The total cost of the export duty to our gas suppliers on an annual basis has increased to approximately $200 million. While the Company has contractual protection against export duties, it has been in discussions with certain gas suppliers in Argentina regarding the impact of the increased export duty and, subject to certain conditions, the Company has indicated a willingness to share some of this export duty. The Company expects to reach agreements with its gas suppliers by the end of the year.
The cost of any potential agreements reached with the Company’s gas suppliers cannot be reasonably estimated at this time and therefore the Company cannot provide assurance that this export duty will not have an adverse effect on its results of operations and financial condition.
14. United States Generally Accepted Accounting Principles:
The Company follows generally accepted accounting principles in Canada (“Canadian GAAP”) which are different in some respects from those applicable in the United States and from practices prescribed by the United States Securities and Exchange Commission (“US GAAP”).
The significant differences between Canadian GAAP and US GAAP with respect to the Company’s consolidated statements of income (loss) for the three month and nine month periods ended September 30, 2006 and 2005 are as follows:

	Three Months Ended		Nine Months Ended
	Sep 30	Sep 30	Sep 30	Sep 30
	2006	2005	2006	2005
Net income (loss) in accordance with Canadian GAAP	$113,230	$(21,789)	$310,504	$117,178
Add (deduct) adjustments for:
Depreciation and amortization [a]	(478)	(478)	(1,433)	(1,434)
Stock-based compensation [b]	(241)	202	(369)	317
Forward exchange contracts [c]	—	—	—	(306)
Income tax effect of above adjustments	167	167	501	597

Net income (loss) in accordance with US GAAP	$112,678	$(21,898)	$309,203	$116,352

Per share information in accordance with US GAAP:
Basic net income (loss) per share	$1.04	$(0.19)	$2.81	$0.98
Diluted net income (loss) per share	$1.04	$(0.19)	$2.80	$0.98

The consolidated statements of comprehensive income (loss) for the three month and nine month periods ended September 30, 2006 and 2005 are as follows:

	Three Months Ended		Nine Months Ended
	Sep 30	Sep 30	Sep 30	Sep 30
	2006	2005	2006	2005
Net income (loss) in accordance with US GAAP	$112,678	$(21,898)	$309,203	$116,352
Other comprehensive income:
Change in fair value of forward exchange contracts [c]	—	—	—	142
Comprehensive income (loss) in accordance with US GAAP	$112,678	$(21,898)	$309,203	$116,494

[a]	Business Combinations: Effective January 1, 1993, the Company combined its business with a methanol business located in New Zealand and Chile. Under Canadian GAAP, the business combination was accounted for using the pooling-of-interest method. Under US GAAP, the business combination would have been accounted for as a purchase with the Company identified as the acquirer. During the three and nine month periods ended September 30, 2006, an increase to depreciation expense of $0.5 million (2005 — $0.5 million) and $1.4 million (2005 — $1.4 million) respectively, was recorded in accordance with US GAAP.

METHANEX CORPORATION 2006 THIRD QUARTER REPORT NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	PAGE 22

l4. United States Generally Accepted Accounting Principles (continued):

[b]	Stock-based compensation: The Company has 34,350 options that are accounted for as a liability under US GAAP because the exercise price of the stock options is denominated in a currency other than the Company’s functional currency or the currency in which the optionee is normally compensated. For Canadian GAAP purposes, no compensation expense has been recorded as these options were granted in 2001 which is prior to the effective implementation date for fair value accounting under Canadian GAAP. During the three and nine month periods ended September 30, 2006, an increase to operating expenses of $0.2 million (2005 – decrease of $0.2 million) and $0.4 million (2005 – decrease of $0.3 million), respectively, was recorded in accordance with US GAAP .

[c]	Forward exchange contracts: Under Canadian GAAP, forward exchange contracts that are designated and qualify as hedges are recorded at fair value and recognized in earnings when the hedged transaction is recorded. Under US GAAP, forward exchange contracts that are designated and qualify as hedges are recorded at fair value at each reporting date, with the change in fair value either being recognized in earnings to offset the change in fair value of the hedged transaction, or recorded in other comprehensive income until the hedged transaction is recorded. The ineffective portion, if any, of the change in fair value of forward exchange contracts that are designated and qualify as hedges is immediately recognized in earnings. For the three and nine month periods ended September 30, 2006, no adjustment to operating expenses was recorded in accordance with US GAAP. For the three and nine month periods ended September 30, 2005, no adjustment to operating expenses and an increase of $0.3 million, respectively, was recorded in accordance with US GAAP.

[d]	Interest in Atlas joint venture: US GAAP requires interests in joint ventures to be accounted for using the equity method. Canadian GAAP requires proportionate consolidation of interests in joint ventures. The Company has not made an adjustment in this reconciliation for this difference in accounting principles because the impact of applying the equity method of accounting does not result in any change to net income or shareholders’ equity. This departure from US GAAP is acceptable for foreign private issuers under the practices prescribed by the United States Securities and Exchange Commission.

[e]	Performance Share Units: On March 3, 2006, the Company granted 402,460 performance share units. Performance share units are grants of notional common shares where the ultimate number of units that vest will be determined by the Company’s total shareholder return in relation to a predetermined target over the period to vesting. The number of units that will ultimately vest will be in the range of 50% to 120% of the original grant. Under Canadian GAAP, the fair value of performance share units is measured each reporting period as the market price multiplied by the total shareholder return result. This fair value is recognized over the related service period with changes in fair value being recognized in earnings for the proportion of the service that has been rendered at each reporting date. Under US GAAP, the fair value of performance share units is calculated each reporting period using a pricing model that incorporates the service and market conditions related to the performance share units. This fair value is recognized over the related service period with changes in fair value being recognized in earnings for the proportion of the service that has been rendered at each reporting date. For the three and nine month periods ended September 30, 2006, no adjustment to operating expenses was recorded in accordance with US GAAP.

METHANEX CORPORATION 2006 THIRD QUARTER REPORT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	PAGE 23

Methanex Corporation
Quarterly History (unaudited)

	YTD
	2006	Q3	Q2	Q1	2005	Q4	Q3	Q2	Q1	2004	Q4	Q3	Q2	Q1

METHANOL SALES VOLUMES (thousands of tonnes)

Company produced	4,150	1,478	1,351	1,321	5,341	1,504	1,130	1,332	1,375	5,298	1,531	1,307	1,233	1,227
Purchased methanol	813	222	294	297	1,174	285	325	269	295	1,960	402	423	600	535
Commission sales[1]	450	176	133	141	537	158	75	158	146	169	128	41	—	—

	5,413	1,876	1,778	1,759	7,052	1,947	1,530	1,759	1,816	7,427	2,061	1,771	1,833	1,762

METHANOL PRODUCTION (thousands of tonnes)

Chile	2,420	666	872	882	3,029	916	684	702	727	2,692	690	640	666	696
Titan, Trinidad	635	206	214	215	715	195	184	135	201	740	154	176	220	190
Atlas, Trinidad (63.1%)	790	264	273	253	895	251	157	252	235	421	264	157	—	—
New Zealand	293	71	118	104	343	—	120	103	120	1,088	266	304	229	289
Kitimat	—	—	—	—	376	34	102	120	120	486	122	121	121	122

	4,138	1,207	1,477	1,454	5,358	1,396	1,247	1,312	1,403	5,427	1,496	1,398	1,236	1,297

AVERAGE REALIZED METHANOL PRICE[2]
($/tonne)	289	305	279	283	254	256	240	256	262	237	251	248	225	223
($/gallon)	0.87	0.92	0.84	0.85	0.76	0.77	0.72	0.77	0.79	0.71	0.75	0.75	0.68	0.67

PER SHARE INFORMATION ($ per share)
Basic net income (loss)	$2.82	1.05	0.75	1.02	1.41	0.42	(0.19)	0.53	0.63	1.95	0.55	0.59	0.43	0.39
Diluted net income (loss)	$2.82	1.05	0.75	1.02	1.40	0.42	(0.19)	0.53	0.63	1.92	0.54	0.58	0.42	0.38

[1]	Commission sales volumes include the 36.9% of production from Atlas that we do not own.

[2]	Average realized price is calculated as revenue, excluding commissions earned, divided by the total sales volumes of produced and purchased methanol. Prior to 2005, in-market distribution costs were also deducted from revenue when calculating average realized methanol price for presentation in the Management’s Discussion and Analysis. The presentation of average methanol price for prior periods has been restated.

METHANEX CORPORATION 2006 THIRD QUARTER REPORT
QUARTERLY HISTORY	PAGE 24